Consent of Independent Registered Public Accounting Firm We consent to the incorporation by reference in the Registration Statements (No. 333-159582, No. 333-70917, No. 333-61202, and No. 333-199566) on Form S-8 of Key Tronic Corporation of our report dated December 22, 2023, relating to the statements of net assets available for benefits of Key Tronic 401(k) Retirement Savings Plan as of June 30, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of and for the year ended June 30, 2023, appearing in this Annual Report on Form 11-K of Key Tronic 401(k) Retirement Savings Plan for the year ended June 30, 2023. /s/ Moss Adams Spokane, Washington December 22, 2023